Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of March, 2007

                              CONVERIUM HOLDING AG
                   ------------------------------------------
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F    X    Form 40-F
                                  -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No    X
                                 -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable

Disclosure of shareholdings pursuant to Art. 20 SESTA


Zurich Cantonal Bank reduces its holding of Converium's registered shares to below 5%

Zug, Switzerland - March 5, 2007 - Converium Holding Ltd has been notified that Zurich Cantonal Bank, Tessinerplatz 7, 8002 Zurich, Switzerland, has reduced its holding of registered shares of Converium Holding Ltd, Zug to below 5%.


Contacts:

Marco Circelli
Head of Investor Relations
marco.circelli@converium.com
Phone    +41 (0) 44 639 91 31
Fax      +41 (0) 44 639 71 31


Beat Werder
Head of Public Relations
beat.werder@converium.com
Phone    +41 (0) 44 639 90 22
Fax      +41 (0) 44 639 70 22



www.converium.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CONVERIUM HOLDING AG




                                         By:  /s/ Inga Beale
                                              Name:      Inga Beale
                                              Title:     CEO




                                         By:  /s/ Christian Felderer
                                              Name:      Christian Felderer
                                              Title:     General Legal Counsel



Date: March 6, 2007